Exhibit 99.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 File No. 333-13222 of Gemplus International S.A. of our report dated April 2, 2004 relating to the financial statements, which appears in this Form 20-F.

/s/ PricewaterhouseCoopers

Paris, France
June 30, 2004